SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

E.ON CORP.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 — March 31, 2004 Interim Report I/2004

2004	• Adjusted EBIT up markedly

JAN	• Net income substantially higher

FEB	• Moody’s upgrades E.ON’s long-term rating to Aa3 with “stable” outlook

MAR	• Increase in adjusted EBIT anticipated for full year 2004

APR

MAY

JUN

JUL

AUG

SEP

OCT

NOV

DEC

Interim Report I/ 2004

E.ON Group Financial Highlights

E.ON Group Key Figures at a Glance

	January 1 — March 31
	2004	2003	+/- %
	€ in millions
Electricity sales (in billion kWh)(1)	111.8	106.4	+5
Gas sales (in billion kWh)(1)	299.9	322.9	-7
Sales	14,622	13,713	+7
Adjusted EBITDA(2)	3,024	2,658	+14
Adjusted EBIT(3)	2,345	1,931	+21
Internal operating profit(2)	1,948	1,496	+30
Income from continuing operations before income taxes and minority interests	2,152	1,898	+13
Income from continuing operations	1,451	1,432	+1
Income from discontinued operations, net	4	2	+100
Net income	1,455	986	+48
Investments	1,720	5,145	-67
Cash provided by operating activities	1,090	1,051	+4
Free cash flow(4)	627	595	+5
Net financial position(5) (at March 31/December 31)	-7,663	-7,855	+2
Employees (at March 31/December 31)	70,207	67,102	+5
Earnings per share (in €)	2.22	1.51	+47

(1)	Unconsolidated; prior-year figures include pro forma three-month figures for Ruhrgas.

(2)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

(3)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5 and commentary on pages 30-31.

(4)	Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 18.

(5)	Non-GAAP financial measure; see reconciliation on page 19.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain financial measures (internal operating profit, adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report I/2004

Contents

4	Results of Operations
6	Core Energy Business
6	— Central Europe
8	— Pan-European Gas
9	— U.K.
11	— Nordic
12	— U.S. Midwest
14	— Corporate Center
14	Other Activities
14	— Viterra
15	Employees
16	Investments
17	E.ON Stock
18	Financial Condition
20	Highlights
20	Outlook
21	Interim Financial Statements (Unaudited)
30	Business Segments

Interim Report I/2004

Results of Operations

Consolidated Sales

	January 1 — March 31
	2004	2003(1)		+/- %
	€ in millions
Central Europe	5,867	5,429		+8
Pan-European Gas	4,570	3,330	(2)	+37
U.K.	2,585	2,537		+2
Nordic	1,032	813		+27
U.S. Midwest	520	557		-7
Corporate Center	-176	-192		—

Core Energy Business	14,398	12,474		+15

Other Activities(3)	224	1,239		-82

Consolidated sales	14,622	13,713		+7

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

(2)	Ruhrgas for the period February 1 — March 31, 2003.

(3)	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

Adjusted EBIT

	January 1 — March 31
	2004	2003(1)		+/- %
	€ in millions
Central Europe	1,179	1,082		+9
Pan-European Gas	416	332	(2)	+25
U.K.	270	196		+38
Nordic	279	153		+82
U.S. Midwest	93	63		+48
Corporate Center	-8	-97		—

Core Energy Business	2,229	1,729		+29

Other Activities(3)	116	202		-43

Adjusted EBIT(4)	2,345	1,931		+21

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

(2)	Ruhrgas for the period February 1—March 31, 2003.

(3)	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

(4)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

Effective January 1, 2004, we realigned our organization based on the five target markets we had defined in on.top, our enterprise-wide strategy and structure project: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. To facilitate comparison, we have provided pro forma figures for the prior year according to the new corporate structure.

In addition, effective the same date earnings before interest and taxes and adjusted for nonrecurring effects (“adjusted EBIT”) has replaced internal operating profit as our key performance measure (see commentary on pages 30-31).

We sold 112 billion kilowatt-hours (kWh) of electricity in the first quarter of 2004, 5 percent more than in the same period last year. The increase is principally attributable to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic, and Graninge, a Swedish energy utility. Relatively mild temperatures resulted in our gas sales volume declining by 7 percent to approximately 300 billion kWh.

Consolidated sales advanced 7 percent, primarily due to the inclusion of Ruhrgas and Graninge for the entire period under review. Ruhrgas became a consolidated E.ON company on February 1, Graninge on November 1, 2003.

Interim Report I/2004

Consolidated Net Income

	January 1 — March 31
	2004	2003	+/- %
	€ in millions
Adjusted EBITDA	3,024	2,658	+14

Depreciation and amortization	-679	-727	—

Adjusted EBIT	2,345	1,931	+21

Adjusted interest income (net)	-397	-435	—

Internal operating profit	1,948	1,496	+30

Net book gains	392	390	—
Restructuring expenses	-11	-48	—
Other nonoperating earnings	-177	60	—

Income from continuing operations before income taxes and minority interests	2,152	1,898	+13

Income taxes	-526	-298	—
Minority interests	-175	-168	—

Income from continuing operations	1,451	1,432	+1

Income from discontinued operations, net	4	2	—
Cumulative effect of changes in accounting principles, net	—	-448	—

Consolidated net income	1,455	986	+48

In the first three months of 2004, we grew adjusted EBIT by 21 percent to €2.3 billion. All market units contributed to the increase. The increase recorded in the Corporate Center segment is primarily attributable to foreign-currency gains in connection with bond repurchases.

Net book gains in the first quarter of 2004 were on par with last year and resulted in particular from the sale of equity interests in EWE and VNG (€317 million). We also recorded book gains of €75 million on the sale of securities. The prior-year figure consists primarily of a book gain of €294 million on the sale of an approximately 5.8 percent interest in Bouygues Telecom, a book gain of €168 million on the sale of a roughly 18 percent shareholding in Degussa, and a book loss of €76 million on the sale of a 1.9 percent stake in HypoVereinsbank.

Restructuring expenses declined year-on-year to €11 million and were recorded predominantly at the Central Europe market unit in the period under review. In the same period a year ago, restructuring expenses were recorded mainly at Powergen in connection with the integration of TXU activities.

Other nonoperating earnings chiefly reflect a loss from the required marking to market of energy derivatives. The year-earlier figure reflected positive effects from the marking to market of derivatives.

Income from continuing operations before income taxes and minority interests rose by €254 million.

In the first three months of 2004, our continuing operations included a tax expense of €526 million. The increase results mainly from a nonrecurring extraordinary item in the prior year.

Minority interests increased slightly to €175 million.

Income from continuing operations rose to €1,451 million.

In the prior-year period, the cumulative effect of changes in accounting principles was primarily attributable to the adoption of the Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations.

Consolidated net income climbed by 48 percent to €1,455 million. Earnings per share advanced by 47 percent to €2.22.

Interim Report I/2004

Core Energy Business

Central Europe

	January 1 — March 31
Central Europe	2004	2003(1)	+/– %
	€ in millions
Sales	5,867	5,429	+8
— thereof gas and electricity taxes	282	263	+7
Adjusted EBITDA	1,440	1,365	+5
Adjusted EBIT	1,179	1,082	+9

(1)	Pro forma figures according to the new market unit structure.

The prices end-customers in Germany paid for electricity averaged 3 percent higher year-on-year in the residential segment and 15 percent higher for new contracts in the industrial segment in the wake of the marked increase in wholesale prices in 2003.

Forward prices for year-ahead power have stabilized in 2004. In the period under review, the average price was roughly €32.3 per megawatt-hour (MWh) for year-ahead baseload power and roughly €48.6 per MWh for year-ahead peakload power, approximately 30 percent higher than the comparable figures of a year ago. This increase is mainly attributable to consistently higher coal prices, which averaged €63 per metric ton of coal equivalent (TCE) in the first quarter of 2004, compared with €36 per TCE in the prior-year quarter.

The Central Europe market unit sold €3.4 billion kWh more electricity than in the first quarter of last year, mainly due to the first-time consolidation of JME and JCE. The two Czech regional distributors, which have been consolidated E.ON companies since October 1, 2003, sold an aggregate 3.5 billion kWh of power in the first three months of 2004.

The Central Europe market unit met around 35 billion kWh, or just under 51 percent, of its power requirements with electricity from its own generation assets, compared with 53 percent in the prior year. From jointly owned power stations and outside sources Central Europe procured 3.2 billion kWh more electricity than the prior-year figure of 30.8 billion kWh. Central Europe thus met 49 percent of its power requirements with electricity procured from outside sources, an increase that results primarily from the inclusion of JME and JCE, which were not consolidated in the first quarter of 2003. Central Europe has a balanced energy resource portfolio in its generation operations.

Interim Report I/2004

Power Generation and Procurement(1)

	January 1 — March 31
	2004	2003(2)	+/– %
	Billion kWh
Owned generation	35.2	34.8	+1
Purchases	34.0	30.8	+10
—from jointly owned power plants	3.0	2.5	+20
—from outside sources	31.0	28.3	+10

Power procured	69.2	65.6	+5

Plant-use, transmission losses, pumped-storage hydro	-2.7	-2.5	+8

Power sales	66.5	63.1	+5

(1)	Excludes energy trading activities.

(2)	Pro forma figures according to the new market unit structure.

Gas sales volumes at the Central Europe market unit’s regional distribution companies were down approximately 12 percent. In the prior-year period, the winter months were colder than average, leading to increased gas consumption.

The Central Europe market unit grew sales, mainly due to the inclusion of JME and JCE and to higher electricity prices.

Gas Sales by Customer Segment(1)

	January 1 — March 31
	2004	2003(2)	+/– %
	Billion kWh
Residential and small commercial	13.3	17.7	-25
Large industrial and commercial	13.7	12.1	+13
Sales partners	13.0	15.8	-18

Total	40.0	45.6	-12

(1)	Excludes energy trading activities.

(2)	Pro forma figures according to the new market structure.

Adjusted EBIT rose 9 percent year-on-year to €1,179 million. Central Europe’s business units showed the following development:

The Central Europe West Power business unit grew adjusted EBIT by €74 million to €924 million. The increase results in particular from renewed improvements in gross margins. One positive contributing factor was the passthrough of higher wholesale electricity prices to ultimate customers. A further driver was a reduction in costs for nuclear waste management.

At €203 million, the Central Europe West Gas business unit’s adjusted EBIT was a modest €5 million below the prior-year figure. The main driver was a weather-driven decline in sales volume. This effect was largely counteracted by favorable procurement costs.

The Central Europe East business unit grew adjusted EBIT by €21 million, principally due to the inclusion of JME and JCE.

Financial Highlights by Business Unit(1)

	January 1 — March 31
	Central Europe West
					Central Europe		Other/
	Power		Gas		East		Consolidation		Central Europe
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales(2)	3,875	3,458	1,141	1,265	496	286	73	157	5,585	5,166
Adjusted EBITDA	1,094	1,053	250	252	102	59	-6	1	1,440	1,365
Adjusted EBIT	924	850	203	208	68	47	-16	-23	1,179	1,082

(1)	Pro forma figures for 2003 according to the new market unit structure.

(2)	Excludes gas and electricity taxes; energy trading activities are recognized net.

Interim Report I/2004

Core Energy Business

Pan-European Gas

Energy consumption in Germany was influenced by mild temperatures in the first quarter of 2004.

The comparably mild weather in early 2004 also had a negative effect on gas sales volume at the Pan-European Gas market unit. In the first quarter of 2004, Pan-European Gas recorded gas sales of 211.2 billion kWh, 7 percent below the prior-year figure of 226.5 billion kWh.

Ruhrgas generated sales of €4.6 billion in the first three months of 2004. Sales growth compared with the prior-year period results primarily from the inclusion of figures for January, which were not included in the previous year, since Ruhrgas became a consolidated E.ON company on February 1, 2003. Another factor leading to higher sales was the first-time inclusion of Thüga’s operations in Italy at the Downstream Shareholdings business unit.

Adjusted EBIT was €416 million in the period under review. This 25 percent increase is also due to the fact that January was not included in the prior-year quarter.

The Up-/Midstream business unit made the largest contribution to sales and earnings. Despite the inclusion of January in 2004, its adjusted EBIT did not surpass last year’s performance, primarily because of the temperature-driven decline in sales volume and revenues.

The Downstream Shareholdings business unit performed positively compared with the first quarter of 2003. Together with the inclusion of January sales and earnings streams for the Ruhrgas Energie Beteiligungs Group, this performance principally reflects the inclusion of Thüga’s Italian operations for the entire period and higher proportional SPP earnings.

Pan-European Gas

	January 1 — March 31
	2004	2003(1)	+/- %
	€ in millions
Sales	4,570	3,330	+37
— thereof gas/electricity taxes	1,003	742	+35
Adjusted EBITDA	510	435	+17
Adjusted EBIT	416	332	+25

(1)	Pro forma figures according to the new market unit structure. Ruhrgas was consolidated effective February 1, 2003.

Gas Sales by Month(1)

	January 1 — March 31
	2004	2003	+/- %
	Billion kWh
January	80.1	83.0	-3
February	68.6	77.5	-11
March	62.5	66.0	-5

Total	211.2	226.5	-7

(1)	Gas sales of Ruhrgas AG according to new definition.

The results of Ruhrgas Industries, which are recorded under the Other/Consolidation business unit, were adversely affected by one-off charges from the purchase price allocation in the first quarter of 2003. The absence of this nonrecurring effect resulted in an improved adjusted EBIT performance. The increase in adjusted EBIT is also due to the fact that January earnings streams were not included in the prior-year quarter.

Financial Highlights by Business Unit(1)

	January 1 — March 31
			Downstream		Other/
	Up-/Midstream		Shareholdings		Consolidation		Pan-European Gas
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales(2)	3,877	2,889	520	371	173	70	4,570	3,330
Adjusted EBITDA	305	286	183	126	22	23	510	435
Adjusted EBIT	241	242	163	107	12	-17	416	332

(1)	Pro forma figures for 2003 according to the new market unit structure.

(2)	Figures include gas and electricity taxes.

Interim Report I/2004

U.K.

	January 1 — March 31
U.K.	2004	2003(1)	+/- %
	€ in millions
Sales	2,585	2,537	+2
Adjusted EBITDA	407	297	+37
Adjusted EBIT	270	196	+38

(1)	Pro forma figures according to the new market unit structure.

U.K. peakload forward electricity prices at the end of March 2004 were £27.06 per MWh, compared with £22.14 per MWh in late March 2003. The main drivers for this were higher fuel costs, forecast reductions in excess plant capacity, the cost of carbon dioxide (CO2) emissions, and expected future environmental costs. Gas forward prices were also higher, rising 24 percent to 30 pence per therm (1 therm equals 29.32 kWh), driven by higher oil prices and supply-demand issues in the United Kingdom and Continental Europe.

In response to increases in the wholesale energy market, Powergen UK has increased its mass market retail prices for electricity by 6.9 percent and for gas by 4.9 percent with effect from January 5, 2004. By the end of February 2004, all of the other top suppliers had announced increases in retail prices of 5-6 percent.

Sales by Customer Segment(1)

	January 1 — March 31
	2004	2003	+/- %
	Billion kWh
Residential and small and medium enterprises	11.0	11.2	-2
Industrial and commercial	7.8	9.0	-13

Power sales	18.8	20.2	-7

Residential and small and medium enterprises	27.1	25.5	+6
Industrial and commercial	12.3	15.5	-21

Gas sales	39.4	41.0	-4

(1)	Excludes wholesale and energy trading activities.

Power Generation and Procurement

	January 1 — March 31
	2004	2003	+/- %
	Billion kWh
Owned generation	9.6	11.6	-17
Purchases	9.8	9.3	+5
—from jointly owned power plants	0.8	1.1	-27
—from outside sources	9.0	8.2	+10

Power procured	19.4	20.9	-7
Plant-use, transmission losses, pumped-storage hydro	-0.6	-0.7	—
Power sales	18.8	20.2	-7

Interim Report I/2004

Core Energy Business

The U.K. market unit sold 18.8 billion kWh of electricity in the first quarter of 2004, a reduction of 7 percent on the same period in 2003. Gas sales decreased by 4 percent over the first quarter of 2003 to 39.4 billion kWh. In both cases, the majority of the fall in sales volumes was in the industrial and commercial market, where Powergen’s approach is based on margin rather than volume.

The share of own generation of electricity procured was 9.6 billion kWh. The decrease in own generation of 2 billion kWh compared with the prior year is mainly related to the closure of the former TXU plants Drakelow and High Marnham.

Generation capacity at March 31, 2004, was 8,548 MW, 501 MW higher than in 2003. The principal reason for this increase was that Killingholme power station (which had previously been mothballed) operated during winter 2003/04 under a standing contract with National Grid, giving 600 MW of additional capacity. On April 1, 2004, Killingholme power station was mothballed again. In addition, Powergen acquired the remaining 50 percent stake of Cottam Development Centre (a previously 50 percent owned power station) during January 2004. Other movements include the closure of a 333 MW unit at Drakelow power station during 2003.

The sales increase of the U.K. market unit was due to the first-time consolidation of Midlands Electricity, which offset lower industrial and commercial sales volumes in the non-regulated business. Adjusted EBIT of €270 million in the first quarter of 2004 showed a significant increase compared with the prior year.

The adjusted EBIT improvement of the regulated business is principally the result of the acquisition of the Midlands Electricity business in January 2004, which nearly doubled the size of Powergen’s distribution business. Integration of the business is progressing well, and the rebranding of the East Midlands and Midlands Electricity distribution businesses to Central Networks began in early April 2004.

Adjusted EBIT from the non-regulated business increased by €27 million compared with the same period in 2003 due to higher retail earnings from the residential and small and medium enterprise business partly offset by higher fuel and gas purchase costs.

Financial Highlights by Business Unit

	January 1 — March 31
	Regulated		Non-regulated		Other/
	business		business		Consolidation		U.K.
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales	246	117	2,401	2,475	-62	-55	2,585	2,537
Adjusted EBITDA	151	80	248	206	8	11	407	297
Adjusted EBIT	116	62	150	123	4	11	270	196

Interim Report I/2004

Nordic

Spot electricity prices in Scandinavia were stable during the first quarter of 2004. Although down considerably from the prior year due to the high availability of generation assets and to warmer temperatures, prices remained above the average for a normal year. Reservoir levels in Sweden and Norway were about 20 billion kWh less than in average water conditions. Forward electricity prices have generally risen since the end of 2003, due mainly to low reservoir levels.

Nordic

	January 1 — March 31
	2004	2003(1)	+/– %
	€ in millions
Sales	1,032	813	+27
— thereof energy taxes	113	93	+22
Adjusted EBITDA	381	239	+59
Adjusted EBIT	279	153	+82

(1)	Pro forma figures according to the new market unit structure.

The Nordic market unit sold 2.8 billion kWh, or 25 percent, more power than in the first three months of 2003. The increase mainly reflects the inclusion of Graninge (which became a consolidated E.ON company on November 1, 2003) and a return to higher hydroelectric output.

Nordic met around 9.5 billion kWh, or 64 percent (prior year: 7.7 billion kWh, or 64 percent), of its power requirements with electricity from its own generation assets. It purchased 5.4 billion kWh of electricity from jointly owned power stations and from outside sources, 26 percent more than the prior-year figure of 4.3 billion kWh. The increase is again mainly due to the inclusion of Graninge.

In the first quarter of 2004, the Nordic market unit’s nuclear power stations produced 51 percent of total generation compared with 57 percent in the first quarter of 2003. Power generated at hydroelectric facilities accounted for 38 percent against 26 percent in the prior year, resulting in lower average production costs.

Gas and heat sales volumes were on par with prior-year levels.

In the first quarter of 2004, the Nordic market unit increased its sales (excluding energy taxes) by 28 percent to €919 million. The inclusion of Graninge accounted for €120 million of the increase.

Interim Report I/2004

Core Energy Business

	January 1 — March 31
Power Generation and Procurement	2004	2003(1)	+/- %
	Billion kWh
Owned generation	9.5	7.7	+23
Purchases	5.4	4.3	+26
—from jointly owned power plants	3.0	2.9	+3
—from outside sources	2.4	1.4	+71

Power procured	14.9	12.0	+24
Plant-use, transmission losses, pumped-storage hydro	-0.7	-0.6	—

Power sales	14.2	11.4	+25

(1)	Pro forma figures according to the new market unit structure.

Nordic grew adjusted EBIT by €126 million year-on-year to €279 million. Graninge contributed €20 million to the increase. The improvement at Nordic’s existing operations was due mainly to better margins in the electricity and heat retail segment, increased hydroelectric output, lower fuel costs in heat production, and higher revenues from electric distribution.

Gas and Heat Sales

	January 1 — March 31
	2004	2003(1)	+/- %
	Billion kWh
Gas sales	2.4	2.4	—
Heat sales	4.1	3.9	+5

(1)	Pro forma figures according to the new market unit structure.

U.S. Midwest

	January 1 — March 31
U.S. Midwest	2004	2003(1)	+/- %
	€ in millions
Sales	520	557	-7
Adjusted EBITDA	139	115	+21
Adjusted EBIT	93	63	+48

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

Wholesale electricity prices in the Midwestern U.S. have remained strong at approximately $42 per MWh, with continued support from volatile natural gas prices and high coal prices. The North American gas supply-demand balance remains fragile, and gas prices are subject to ongoing weather-induced volatility. Unlike the cold temperatures experienced in the first quarter of 2003, weather in the Kentucky area was relatively normal during the first quarter of 2004.

Sales by Customer Segment

	January 1 — March 31
	2004	2003	+/- %
	Billion kWh
Regulated utility business	9.3	9.2	+1
—Retail customers	7.9	7.9	—
—Off-system sales	1.4	1.3	+8
Non-regulated business	3.0	2.5	+20

Power sales	12.3	11.7	+5

—Retail customers	6.5	7.1	-8
—Off-system sales	0.4	0.3	+33

Gas sales	6.9	7.4	-7

Power Generation and Procurement

	January 1 — March 31
	2004	2003	+/- %
	Billion kWh
Owned generation	11.9	11.0	+8
—Owned power stations	9.0	8.6	+5
—Leased power stations	2.9	2.4	+21
Purchases	1.2	1.5	-20

Power procured	13.1	12.5	+5
Plant-use and transmission losses	-0.8	-0.8	—

Power sales	12.3	11.7	+5

The regulated utility operation sold 9.3 billion kWh of electricity in the first three months of 2004, up from 2003 due to higher sales in the off-system wholesale market. Natural gas sales declined 0.5 billion kWh to 6.9 billion kWh due to milder weather conditions in the first quarter of 2004.

The non-regulated operation sold 3.0 billion kWh of electricity in the first quarter of 2004, up 20 percent from 2003, as a result of improved plant performance.

At 11.9 billion kWh, the U.S. Midwest market unit’s owned and leased generation output covered most of its demand during the period under review. Ninety-nine percent of electricity generation at the market unit was from coal-fired power stations. The attributable generation portfolio of the U.S. Midwest market unit remained unchanged from year end 2003 at 9,073 MW.

Interim Report I/2004

First quarter 2004 sales of the U.S. Midwest market unit of €520 million decreased 7 percent compared with the first quarter of 2003 due to the exchange rate deterioration of the U.S. dollar against the euro. In local currency, sales increased by 9 percent compared with the first quarter of 2003. Adjusted EBIT of €93 million improved 48 percent compared with the prior year (local currency increase of 71 percent). Adjusted EBIT of LG&E Energy’s regulated utility operations was 385 million, while the non-regulated operation contributed €8 million.

Adjusted EBIT at LG&E Energy’s regulated utility operations improved significantly over 2003. In the first quarter of 2003, the utility operation suffered one of the worst ice storms in the company’s history. The storm left approximately 146,000 customers without power for up to two weeks.

LG&E Energy’s non-regulated operations posted adjusted EBIT of €8 million, up appreciably from 2003. LG&E Energy’s Western Kentucky Energy operation improved considerably due to enhanced plant performance resulting in higher sales and lower operating costs. In 2003, Western Kentucky Energy experienced a plant outage which did not recur in 2004.

Financial Highlights by Business Unit

	January 1 — March 31
	Regulated		Non-regulated
	business		business		U.S. Midwest
	2004	2003	2004	2003	2004	2003
	€ in millions
Sales	452	482	68	75	520	557
Adjusted EBITDA	128	117	11	-2	139	115
Adjusted EBIT	85	70	8	-7	93	63

Interim Report I/2004

Corporate Center

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.

The marked increase in adjusted EBIT is mainly attributable to foreign-currency gains. This mostly results from the repurchase of Midlands bonds.

Corporate Center

	January 1 — March 31
	2004	2003	+/– %
	€ in millions
Sales	-176	-192	+8
Adjusted EBITDA	-3	-93	+97
Adjusted EBIT	-8	-97	+92

Other Activities

Our other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. Under the equity method, Degussa’s sales are not included in E.ON’s consolidated sales and 46.5 percent of Degussa’s earnings after taxes and minority interests are recorded in E.ON’s consolidated earnings for all periods after February 1, 2003. Degussa contributed €39 million to adjusted EBIT in the first quarter of 2004, compared with €107 million in the same period a year ago.

Viterra

	January 1 — March 31
	2004	2003	+/– %
	€ in millions
Sales	224	245	-9
Adjusted EBITDA	111	134	-17
Adjusted EBIT	77	95	-19

As anticipated, Viterra’s business was down in the period under review. The company expanded sales of condominiums. However, the total number of housing units sold in the first quarter of 2004 (1,126 units) was lower than the high prior-year figure (2,342 units), which included the sale of a block of multi-family homes, of which 1,257 units were located in the Ruhr region and the Düsseldorf area.

Viterra’s sales of €224 million were down 9 percent relative to the same period last year. The reasons were lower sales in apartment buildings at Viterra Development and a decline in rental revenue in the wake of housing unit sales in 2003.

Viterra’s adjusted EBIT declined to €77 million after €95 million in the prior-year period, in particular due to the reduction in sales of multi-family homes.

Interim Report I/2004

Employees

	March 31,	Dec. 31,
	2004	2003	+/– %
Employees(1)
Central Europe	36,319	36,576	-1
Pan-European Gas	11,570	11,686	-1
U.K.	10,430	6,541	+59
Nordic	6,187	6,294	-2
U.S. Midwest	3,491	3,521	-1
Corporate Center	404	597	-32

Core Energy Business	68,401	65,215	+5
Viterra	1,806	1,887	-4

Total	70,207	67,102	+5

Degussa(2)	44,464	44,481	—

(1)	Figures do not include apprentices, managing directors, or board members. Pro forma figures for 2003 according to new market unit structure.

(2)	Accounted for using the equity method effective February 1, 2003.

At the end of March 2004, the E.ON Group had 70,207 employees in its continuing operations worldwide as well as 2,006 apprentices and 281 board of management members and managing directors. As of this date, 33,576 employees (48 percent) were working outside Germany. E.ON’s workforce has increased by 3,105 employees, or 5 percent, since year end 2003. This development is mainly attributable to the acquisition of Midlands Electricity.

Central Europe’s workforce consisted of 36,319 employees, a modest decline relative to year end 2003.

At 11,570, the number of employees at Pan-European Gas remained largely unchanged from year end 2003.

At the end of the first quarter of 2004, the U.K. market unit had 10,430 employees. Since year end 2003, the staff count increased by 59 percent due to the acquisition of Midlands Electricity (3,700 employees).

Nordic’s staff count of 6,187 at March 31, 2004, represented a 2 percent decrease relative to year end 2003.

At 3,491, the number of employees at the U.S. Midwest market unit remained relatively stable.

Since year end 2003, the workforce at the Corporate Center declined by 32 percent to 404 employees due to the disposal of a noncore shareholding.

At the end of March 2004, Viterra employed 1,806 people, a 4 percent reduction from year end 2003. One reason for the decline was the phaseout of Viterra Baupartner.

During the reporting period, wages and salaries including social security contributions totaled approximately €1.1 billion, compared with €1.3 billion a year ago.

Degussa, which we account for using the equity method, had 44,464 employees and 1,773 apprentices at March 31, 2004. At year end 2003, the company’s staff count was 44,481.

Interim Report I/2004

Investments

	January 1 — March 31
Investments	2004	2003(1)		+/- %
	€ in millions
Central Europe	277	282		-2
Pan-European Gas	39	135	(2)	-71
U.K.	100	53		+89
Nordic	367	238		+54
U.S. Midwest	54	98		-45
Corporate Center	880	4,218		-79

Core Energy Business	1,717	5,024		-66
Other Activities(3)	3	121		-98

Total	1,720	5,145		-67

(1)	Pro forma figures according to the new market unit structure.

(2)	Ruhrgas for the period February 1 — March 31, 2003.

(3)	Consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

The E.ON Group invested €1.7 billion in the period under review, 67 percent less than in the prior-year period. E.ON invested €463 million in property, plant, and equipment and in intangible assets, compared with €456 million in the first three months of 2003. Investments in financial assets totaled €1,257 million, versus €4,689 million in the prior year.

The Central Europe market unit invested 2 percent less than in the previous year. Its capital expenditures for property, plant, and equipment and intangible assets totaled €197 million, compared with €186 million a year ago. Central Europe invested €80 million in financial assets, versus €96 million in the prior year. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets.

In the first three months of 2004, the Pan-European Gas market unit invested €26 million in property, plant, and equipment and intangible assets and €13 million in financial assets. The prior-year figures were €50 million and €85 million, respectively. The major share of investments went toward infrastructure projects.

At €100 million, the U.K. market unit’s capital expenditure in the first quarter of 2004 was 89 percent higher than the figure of €53 million for the same period in 2003. Capital expenditure in additions to property, plant, and equipment amounted to €122 million (prior year: €49 million) and was directed primarily at renewable generation, conventional power stations, and the regulated distribution business. The negative investment in financial assets of -€22 million in the first quarter of 2004 is the result of cash acquired as part of the Midlands Electricity acquisition which exceeded the cash outflow for the equity.

In the first three months of 2004, the Nordic market unit invested €63 million in property, plant, and equipment. Investments in financial assets totaled €304 million, chiefly due to the acquisition of additional equity in Graninge, of which E.ON Nordic now owns nearly 99 percent.

Investments of the U.S. Midwest market unit for the first quarter 2004 were €54 million, down from €98 million a year ago due to the slowing of spending for environmental equipment and the costs of construction for combustion turbines to meet native load needs of the utilities’ retail customers.

The investments reported under the Corporate Center segment consist mainly of payments to repurchase bonds relating to the acquisition of Midlands Electricity. In the year-earlier period, investments primarily related to the acquisition of Ruhrgas shares.

Viterra’s capital expenditures of €3 million were appreciably lower than the prior-year figure of €85 million, of which €49 million was attributable to the acquisition of additional shares in Frankfurter Siedlungsgesellschaft.

Interim Report I/2004

E.ON Stock

The value of E.ON stock rose 4 percent in the first three months of 2004, slightly outperforming other European blue chips as measured by the EURO STOXX 50 Return Index, which advanced 2 percent over the same period. E.ON stock performance was slightly under that of its peer index, the STOXX Utilities Return Index, which finished March 2004 8 percent higher than its year end 2003 closing. The trading volume of E.ON stock climbed by 10 percent year-on-year to €11.5 billion, making E.ON the eighth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of March 31, 2004, E.ON was the fifth-largest DAX issue in terms of market capitalization.

For the latest information about E.ON stock, visit www.eon.com.

	March 31,	Dec. 31,
E.O.N Stock	2004	2003
Shares outstanding (in millions)(1)	656	656
Closing price (in €)	53.70	51.74
Market capitalization (€ in billions)	37.2	35.8

(1)	Excludes treasury stock

	January 1 — March 31
High, Low, and Trading Volume	2004	2003
High (in €)(1)	56.30	42.90
Low (in €)(1)	49.90	34.67
Trading volume(2)
— In millions of shares	220.2	268.1
— € in billions	11.5	10.5

(1)	Based on closing prices.

(2)	Source: Bloomberg; includes all German stock exchanges.

Interim Report I/2004

Financial Condition

Cash Provided by Operating Activities

	January 1 — March 31
	2004	2003(1)		+/–
	€ in millions
Central Europe	143	705		-562
Pan-European Gas	833	853	(2)	-20
U.K.	57	-100		+157
Nordic	247	29		+218
U.S. Midwest	-2	-12		+10
Corporate Center	-213	-395		+182

Core energy business	1,065	1,080		-15
Other activities	25	-29		+54

Cash provided by operating activities	1,090	1,051		+39
Investments in fixed and intangible assets	-463	-456		-7

Free cash flow(3)	627	595		+32

(1)	Pro forma figures according to the new market unit structure.

(2)	Ruhrgas for the period February 1 — March 31, 2003.

(3)	Non-GAAP financial measure.

Net Financial Position

	March 31,	Dec. 31,	March 31,
	2004	2003	2003
	€ in millions
Bank deposits	3,924	3,807	4,076
Securities and funds (current assets)	7,597	6,988	6,724

Total liquid funds	11,521	10,795	10,800
Securities and funds (fixed assets)	765	981	1,128

Total financial assets	12,286	11,776	11,928

Financial liabilities to banks/loans	-15,621	-16,295	-17,589
Financial liabilities to third parties	-4,328	-3,336	-7,215

Total financial liabilities	-19,949	-19,631	-24,804

Net financial position(1)	-7,663	-7,855	-12,876

(1)	Non-GAAP financial measure; the table on the next page provides a reconciliation to the relevant GAAP measures.

Management’s analysis of E.ON’s financial condition uses, among other financial measures, net financial position and cash provided by operating activities. Net financial position, a measure of E.ON’s financial strength, equals the difference between our total financial assets and total financial liabilities.

Cash provided by operating activities in the first three months of 2004 was above the prior-year figure. Cash provided by operating activities in our core energy business remained on a high level.

The Central Europe market unit reported a decrease in cash provided by operating activities because payments for nuclear fuel reprocessing were higher than in the prior-year quarter due to a revised payment cycle. In addition, the figure for the previous year reflected higher intercompany tax credits.

The Pan-European Gas market unit continued to generate a high cash provided by operating activities. However, despite the consolidation of the entire quarter in 2004 (the prior-year quarter comprised February and March only), this market unit was unable to increase its cash provided by operating activities, which was adversely affected by the distinctly less favorable weather conditions and intercompany tax payments.

U.K. and Nordic posted sharp increases in cash provided by operating activities. At U.K., the rise is attributable to the consolidation of Midlands Electricity in 2004. In addition, the prior-year period reflected a number of nonrecurring items, such as settlement payments to unwind interest-rate swaps and a gas contract as well as an increase in working capital.

The increase in Nordic’s cash provided by operating activities is attributable to better margins in the retail business and higher hydroelectric output. The consolidation of Graninge and the decline in working capital also served to increase Nordic’s cash provided by operating activities.

The Corporate Center’s cash provided by operating activities was higher, due in particular to positive effects from inter-company tax offsets.

It should be noted that surplus cash provided by operating activities in the energy business of the Central Europe and U.K. market units are lower in the first quarter of the year owing to the nature of their billing cycles. During the remainder of the year, particularly in the second and the third quarters, there is a corresponding reduction in working capital, which results in surplus cash provided by operating activities.

Interim Report I/2004

Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. E.ON uses its free cash flow primarily to make growth-creating investments, to pay out cash dividends, to repay debts, and to make short-term financial investments.

Due to the stable level of investments in fixed and intangible assets, free cash flow for the first quarter of 2004 was above the year-earlier number.

As of March 31, 2004, the E.ON Group’s net financial position—the difference between our total financial assets of €12,286 million and our total financial liabilities to banks and third parties of €19,949 million—amounted to –€7,663 million.

Net financial position, a non-GAAP financial measure, is derived from several items, each of which can be reconciled to a U.S. GAAP financial measure, as shown in the table below.

The E.ON Group’s net financial position showed further improvement (the figure reported as of December 31, 2003, was –€7,855 million). This is mainly attributable to cash provided by operating activities and funds received from the sale of VNG and EWE. On the liabilities side were the substantial financial outlays and the consolidation of financial liabilities in conjunction with the acquisition of Midlands Electricity and the remaining shares in Graninge as well as investments in fixed assets and other shareholdings. The offer to purchase Powergen bonds had no impact on our net financial position, though it did improve the structure of the E.ON Group’s financial liabilities.

Net interest expense rose by €21 million relative to the prior-year figure, primarily due to the nonrecurring effect of the repurchase of Powergen bonds. Net interest expense consists only of interest income and interest expense that are included in the calculation of our net financial position.

Adjusted EBITDA ÷ net interest expense improved further because adjusted EBITDA grew at a considerably faster rate than net interest expense.

On April 30, 2004, Moody’s upgraded the long-term rating for E.ON bonds from A1 (“review for possible upgrade”) to Aa3 (“stable outlook”). On August 4, 2003, Standard & Poor’s confirmed its AA- rating for E.ON’s long-term bonds and changed the outlook from “stable” to “negative.” Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at least a strong single -A rating.

Reconciliation of Net Financial Position

	March 31,	Dec. 31,	March 31,
	2004	2003	2003
	€ in millions
Liquid funds shown in the Consolidated Financial Statements	11,521	10,795	10,800
Financial assets shown in the Consolidated Financial Statements	18,735	17,725	19,409
—thereof loans	-1,787	-1,785	-1,878
—thereof equity investments	-15,562	-14,361	-15,548
—thereof shares in affiliated companies	-621	-598	-855

= Total financial assets	12,286	11,776	11,928

Financial liabilities shown in the Consolidated Financial Statements	-22,113	-21,787	-27,407
—thereof to affiliated companies	234	231	261
—thereof to associated companies	1,930	1,925	2,342

= Total financial liabilities	-19,949	-19,631	-24,804

Net financial position	-7,663	-7,855	-12,876

Financial Key Figures

	January 1 — March 31
	2004	2003
	€ in millions
Net interest expense(1)	-218	-197
Adjusted EBITDA(2)	3,024	2,658
Adjusted EBITDA ÷ net interest expense	13.9x	13.5x

(1)	Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 31.

(2)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

Interim Report I/2004

Highlights

In March 2004, E.ON tendered an offer for all outstanding bonds of Powergen and its subsidiaries. The offer had a nominal value of approximately €1.8 billion and did not include dollar-denominated bonds that mature in 2004. The transaction was completed in March 2004. E.ON paid approximately €1.3 billion for bonds with an aggregate nominal value of €1.2 billion.

On October 23, 2003, the EU adopted a directive that inaugurates trading in CO2 emissions allowances on January 1, 2005. The directive required each EU member state to develop a national allocation plan (NAP) that explains how it intends to allocate CO2 emissions allowances and to submit the NAP to the EU Commission for approval by March 31, 2004. In March 2004, the German federal government reached a compromise on the NAP. Based on the information currently available to us, we are unable to issue a final statement on the effects emissions trading will have on E.ON. We still have to study the recently released list of generating facilities. Furthermore, there are no reliable indicators for the future price of CO2 emissions allowances. Based on preliminary calculations, however, we believe that the reduction obligations are tolerable for E.ON. Moreover, our generation fleet emits relatively little CO2, giving us a comparatively favorable position relative to our competitors.

Outlook

Our solid start in 2004 strengthens our expectation that full-year adjusted EBIT will surpass the record number we posted in 2003.

However, we expect full-year results to show a lower rate of increase than in the first quarter, which benefited considerably from consolidation effects. We expect our core energy business to achieve double-digit growth in adjusted EBIT.

The earnings forecasts for the individual market units are as follows:

We anticipate that the Central Europe market unit’s adjusted EBIT for 2004 will top the comparable year-earlier figure. We expect the main earnings drivers to be further improved margins in the electricity business, the inclusion of newly consolidated subsidiaries in central Eastern Europe, efficiency improvements, and reductions in nuclear waste management costs.

For 2004, we do not expect Pan-European Gas to repeat the prior-year’s extraordinarily high adjusted EBIT performance. The first quarter of 2004 was warmer than the year-earlier period and therefore resulted in lower gas sales volumes and revenues. Due to billing cycles, this effect also negatively impacts subsequent months and, together with current energy price trends, is the reason behind our lower earnings forecast.

The 2004 adjusted EBIT of the U.K. market unit is expected to be significantly above the prior-year level. The main driver for this will be the first-time consolidation of the Midlands Electricity distribution business. In response to increases in wholesale energy prices in the non-regulated business, Powergen increased the prices of both electricity and gas for the majority of its residential and small business customers.

The Nordic market unit is expected to benefit from the first-time full-year consolidation of Graninge, better margins, and increased hydroelectric output. Assuming normal water conditions, we therefore expect adjusted EBIT for 2004 to be up markedly from the prior-year figure.

We expect 2004 adjusted EBIT for the U.S. Midwest market unit to be ahead of 2003 in local currency. This increase should occur, in part, as a result of the December 2003 rate cases filed with the Kentucky Public Service Commission to increase retail customer rates at the two utility businesses. The success of the non-regulated businesses will depend on coal and wholesale prices in the Midwest and political and economic factors in Argentina. In reporting currency, 2004 adjusted EBIT is expected to be affected by the development of the U.S. dollar-euro exchange rate.

After Viterra’s extraordinary growth rate in housing units sold in 2003, we expect declining sales of housing units in 2004. We therefore do not anticipate that Viterra’s adjusted EBIT for 2004 will reach the prior year’s level. Viterra’s earnings development will depend to a substantial degree on the effects of changes to the tax laws for the real estate sector, which are difficult to estimate at this time.

Despite additional improvements in our operating performance, we do not expect consolidated net income for 2004 to reach the prior-year level. From today’s perspective, we do not anticipate book gains in 2004 that would be similar in magnitude to those recorded in 2003.

Interim Report I/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

	January 1 — March 31
	2004	2003
	€ in millions
Sales	14,622	13,713

Electricity and natural gas taxes	-1,394	-1,095

Sales, net of electricity and natural gas taxes	13,228	12,618
Cost of goods sold and services provided	-9,973	-9,509

Gross profit on sales	3,255	3,109
Selling expenses	-1,145	-1,263
General and administrative expenses	-292	-356
Other operating income	1,841	1,506
Other operating expenses	-1,391	-1,013
Financial earnings	-116	-85

Income from continuing operations before income taxes and minority interests	2,152	1,898
Income taxes	-526	-298
Minority interests	-175	-168

Income from continuing operations	1,451	1,432
Income from discontinued operations, net	4	2
Cumulative effect of changes in accounting principles, net	—	-448

Net income	1,455	986

Earnings per share (in €)
—from continuing operations	2.21	2.20
—from discontinued operations	0.01	—
—from cumulative effect of changes in accounting principles, net	—	-0.69

—from net income	2.22	1.51

Interim Report I/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Balance Sheets

	March 31,	Dec. 31,
	2004	2003
	€ in millions
Assets
Intangible assets	18,724	18,069
Property, plant, and equipment	44,781	42,836
Financial assets	18,735	17,725

Fixed assets	82,240	78,630

Inventories	2,211	2,477
Financial receivables and other financial assets	1,995	2,192
Operating receivables and other operating assets	16,000	15,833
Assets of disposal groups	—	—
Liquid funds (thereof cash and cash equivalents < 3 months 2004: 4,024; 2003: 3,321)	11,521	10,795

Nonfixed assets	31,727	31,297

Deferred taxes	1,596	1,525
Prepaid expenses	386	398

Total assets	115,949	111,850

E.ON AG and Subsidiaries Consolidated Balance Sheets

	March 31,	Dec. 31,
	2004	2003
	€ in millions
Stockholders’ equity and liabilities
Stockholders’ equity	32,747	29,774

Minority interests	4,604	4,625

Provisions for pensions	7,550	7,442
Other provisions	26,526	26,764

Accrued liabilities	34,076	34,206

Financial liabilities	22,113	21,787
Operating liabilities	14,565	14,113
Liabilities	36,678	35,900

Liabilities of disposal groups	—	—
Deferred taxes	6,728	6,265
Deferred income	1,116	1,080

Total stockholders’ equity and liabilities	115,949	111,850

Interim Report I/2004

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

	January 1 — March 31
	2004	2003
	€ in millions
Net income	1,455	986
Income applicable to minority interests	175	168
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations, net	-4	-2
Depreciation, amortization, impairment	696	727
Changes in provisions	-222	886
Changes in deferred taxes	-161	-330
Other noncash income and expenses	-493	-86
Gain/(loss) on disposal of fixed assets	-418	-540
Changes in nonfixed assets and other operating liabilities	62	-758

Cash provided by operating activities	1,090	1,051

Payments from disposals of
financial assets	977	1,731
intangible and fixed assets	242	156
Purchase of
financial assets	-1,257	-4,689
intangible and fixed assets	-463	-456
Changes in other liquid funds	983	1,114

Cash provided by (used for) investing activities from continuing operations	482	-2,144

Payments received/made from changes in capital, including minority interests	—	—
Payments for treasury stock, net	—	—
Payment of cash dividends to
stockholders of E.ON AG	—	—
minority stockholders	-101	-38
Changes in financial liabilities	-840	3,504

Cash provided by (used for) financing activities from continuing operations	-941	3,466

Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	631	2,373

Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	72	-28
Cash and cash equivalents (< 3 months) at the beginning of the period	3,321	1,342
Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	—	-10

Cash and cash equivalents from continuing operations at the end of the period (< 3 months)	4,024	3,677

Securities available for sale (> 3 months) from continuing operations at the end of the period	7,497	7,119
Securities available for sale (> 3 months) from discontinued operations at the end of the period	—	—
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	—	4

Liquid funds as shown on the balance sheet	11,521	10,800

Interim Report I/2004

Interim Financial Statements (Unaudited)

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
				other comprehensive income
				Euro
		Additional		translation	Available	Minimum
	Capital	paid-in	Retained	adjust-	for sale	pension	Cash flow	Treasury
	Stock	capital	earnings	ments	securities	liability	hedges	stock	Total
	€ in millions
January 1, 2003	1,799	11,402	13,472	-242	-3	-401	-115	-259	25,653

Shares repurchased/sold
Dividends paid
Net income			986						986
Other comprehensive income				-289	-267	47	107		-402

Total comprehensive income									584

March 31, 2003	1,799	11,402	14,458	-531	-270	-354	-8	-259	26,237

January 1, 2004	1,799	11,564	16,976	-1,021	1,184	-492	20	-256	29,774

Shares repurchased/sold
Dividends paid
Net income			1,455						1,455
Other comprehensive income				247	1,219	37	15		1,518

Total comprehensive income									2,973

March 31, 2004	1,799	11,564	18,431	-774	2,403	-455	35	-256	32,747

Interim Report I/2004

Notes

Accounting and Valuation Policies

The accounting and valuation policies used to prepare the Interim Financial Statements for the three months ended March 31, 2004, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2003, with the exception of the policies described below.

Variable Interest Entities

On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (“FIN 46R”).

E.ON’s variable interest entities (VIEs) consist of two property leasing companies, two companies that manage shareholdings, a jointly owned electric generating company, and a company for the management and disposal of real estate. FIN 46R no longer applies to one previously jointly owned electric generating company after E.ON acquired 100 percent of it.

E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,376 million and earnings of €17 million. Fixed assets and technical equipment and machinery in the amount of €118 million serve as collateral for liabilities relating to financial leases and bank loans. The creditors of the consolidated VIEs have unlimited recourse to the consolidating company.

In addition, E.ON holds a significant interest in a VIE for which we are not the primary beneficiary. E.ON has held an interest in this entity, a leasing company operating in the energy industry, since July 1, 2000. This entity has total assets and corresponding liabilities and equity of €148 million and earnings of €27 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €21 million. Management considers it unlikely that this loss will be realized.

The financial situation of another special-purpose entity, which has existed since 2001 and will operate until 2005, cannot be computed pursuant to FIN 46R due to a lack of information. The entity’s activities consist of liquidating the assets of divested operations. The company’s original assets and corresponding liabilities totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.

Acquisitions, Disposals, and Discontinued Operations

Significant Acquisitions in 2004

On January 16, 2004, Powergen completed the acquisition of Midlands Electricity plc and is now the sole owner of the U.K.-based electricity distribution company. The purchase price was €1.696 billion (£1.173 billion), of which €55 million was paid to shareholders and €881 million to bond holders. In addition, we took on €856 million in debt. €96 million of cash acquired in the transaction was available to fund payments to shareholders. Midlands Electricity became a consolidated E.ON company on January 16, 2004.

Other Acquisitions in 2004

In a transaction in January and a transaction in March 2004, Sydkraft increased its equity interest in Graninge by an aggregate 19.8 percent, from 79.0 percent as of year end 2003 to 98.8 percent, for a total purchase price of €287 million (2.65 billion Swedish kroner).

Significant Disposals in 2004

On January 20, 2004, E.ON sold its 4.99 percent shareholding in Union Fenosa, a Spanish utility, for approximately €217 million or €14.25 per share. E.ON realized a book gain of about €26 million on the transaction.

At the end of 2003, E.ON concluded agreements to divest its equity interests in EWE and VNG. The transactions marked the fulfillment of all the conditions stipulated in the ministerial approval of the Ruhrgas acquisition.

On January 26, 2004, EWE’s two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired E.ON Energie’s 27.4 percent stake in EWE by exercising their preemptive rights. This completed the stock purchase and transfer agreement dated December 8, 2003. E.ON received proceeds of €520 million and recorded a book gain of about €257 million on the sale.

On January 28, 2004, EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities purchased the 10 percent stake on January 28, 2004, as well. The purchase price was approximately €899 million. E.ON recorded a book gain of €60 million on the 5.3 percent stake in VNG originally held by E.ON Energie. There was no book gain recorded on the 36.8 percent VNG stake held by Ruhrgas because its carrying amount was changed to fair value in the purchase price allocation following the Ruhrgas acquisition.

Interim Report I/2004

The condensed unaudited pro forma consolidated results of operations shown below are presented as if the acquisition of Midlands Electricity and Ruhrgas had taken place at the beginning of the periods presented. Adjustments to E.ON’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization, and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for debt, taking into consideration the respective financing structures.

This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Pro Forma Information

	January 1 — March 31
	2004	2003
	€ in millions
Sales(1)	13,252	14,108
Net income before cumulative effect of changes in accounting principles	1,459	1,508
Net income	1,459	1,070
Earnings per share (in €)	2.22	1.64

(1)	Excludes electricity and natural gas taxes.

Discontinued Operations

Significant disposals and discontinued operations in 2003 are described in detail in our 2003 Annual Report. The Consolidated Statements of Income and the Consolidated Statements of Cash Flow for the first quarter of 2003 were adjusted for discontinued operations.

Income/(Loss) from Discontinued Operations

	January 1 — March 31
	2004	2003
	€ in millions
VEBA Oel	—	-37
Viterra operations	4	10
E.ON Energie operations	—	29

Total	4	2

Research and Development

The E.ON Group’s research and development expense is primarily attributable to Ruhrgas and totaled €13 million in the first three months of 2004, compared with €35 million in the same period last year.

Earnings per Share

Earnings per share were computed as follows:

	January 1 — March 31
Earnings per Share	2004	2003
Income from continuing operations before income taxes and minority interests (€ in millions)	1,451	1,432
Income from discontinued operations, net (€ in millions)	4	2
Cumulative effect of changes in accounting principles, net (€ in millions)	—	-448
Net income (€ in millions)	1,455	986
Weighted average number of shares (in 1,000)	656,026	652,342
Earnings per share (in €)
—from continuing operations	2.21	2.20
—from discontinued operations	0.01	—
—from cumulative effect of changes in accounting principles, net	—	-0.69

—from net income	2.22	1.51

Interim Report I/2004

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

	January 1 — March 31
	2004	2003	+/– %
Financial Earnings	€ in millions
Income from companies accounted for at equity	200	198	+1
Other income from share investments	20	25	-20

Income from share investments	220	223	-1

Income from other long-term securities	9	13	-31
Income from long-term loans	7	9	-22
Other interest and similar income	123	127	-3
Interest and similar expenses	-475	-457	-4
—thereof accretion expense related to adoption of SFAS 143	125	115	+9
—thereof from financial liabilities to affiliated companies and to companies in which share investments are held	—	-5	—

Interest and similar expenses, net	-336	-308	-9

Write-downs of securities and long-term loans	—	—	—

Financial earnings	-116	-85	-36

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first three months of 2004 by segment.

	January 1 — March 31
		Pan-				Cor-
	Central	European			U.S.	porate	Other
	Europe	Gas	U.K.	Nordic	Midwest	Center	Activities	Total
Goodwill(1)	€ in millions
Book value as of December 31, 2003	2,178	3,755	4,348	297	3,367	—	10	13,955

Goodwill additions and disposals	—	-4	473	70	—	1	—	540
Goodwill impairment	—	—	—	—	—	—	—	—
Other changes(2)	-112	-26	265	-27	75	—	—	175

Book value as of March 31, 2004	2,066	3,725	5,086	340	3,442	1	10	14,670

(1)	Excludes goodwill of companies accounted for at equity.

(2)	Other changes include transfers and exchange-rate differences.

Interim Report I/2004

Intangible Assets

As of March 31, 2004, and December 31, 2003, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible Assets

	March 31,	Dec. 31,
	2004	2003
	€ in millions
Intangible assets subject to amortization
Acquisition costs	4,411	4,393
Accumulated amortization	1,289	1,232

Net book value	3,122	3,161

Intangible assets not subject to amortization	932	953

Total	4,054	4,114

In the first three months 2004, E.ON recorded an aggregate expense of €83 million (prior year: €110 million) on its intangible assets and an impairment charge of €1.5 million on its intangible assets. E.ON did not incur goodwill impairment charges.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2004 and each of the five succeeding fiscal years is as follows: 2004 (remaining nine months): €254 million, 2005: €276 million, 2006: €253 million, 2007: €244 million, 2008: €222 million, 2009: €219 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

The number of treasury shares outstanding as of March 31, 2004, did not change from the figure as of December 31, 2003. E.ON AG holds a total of 4,403,342 shares of its own stock. Another 31,570,257 shares of E.ON stock are held by subsidiaries. E.ON thus holds 5.2 percent of all outstanding shares of E.ON stock.

Dividends Paid

On April 28, 2004, the Annual Shareholders Meeting resolved to distribute a dividend of €2 per share of common stock, representing a €0.25 increase over the previous year’s dividend. This corresponds to a total dividend payout of €1,312 million.

Provisions for Pensions

The changes in the projected benefit obligation are shown below.

Net Periodic Pension Cost

	January 1 — March 31
	2004	2003
	€ in millions
Employer service cost	49	43
Interest cost	207	191
Expected return on plan assets	-111	-86
Prior service cost	7	6
Net amortization of (gains)/losses	5	6

Total	157	160

In accordance with FASB Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, information on benefit obligations arising from health-care benefits and the expenses attributable thereto during the reporting period do not reflect the effects of this U.S. law, since no accounting regulations relating to benefits arising from this law are in place at this time. The amounts listed for healthcare benefit obligations could change following any future application of such regulations.

Interim Report I/2004

Asset Retirement Obligations

E.ON’s asset retirement obligations at March 31, 2004, relate to the decommissioning of nuclear power stations in Germany (€8,118 million) and Sweden (€379 million), environmental remediation at nonnuclear power station sites, including the removal of electricity transmission and distribution equipment (€387 million), environmental remediation at gas storage facilities (€75 million) and opencast mining facilities (€56 million), and the decommissioning of oil and gas infrastructure (€12 million). The fair value of the nuclear decommissioning obligations was determined using third-party valuations.

On initial adoption of SFAS 143 on January 1, 2003, E.ON recorded an additional liability of €1,370 million. The net asset retirement cost of €262 million was capitalized as an increase to the carrying amount of the associated long-lived assets. In addition, we recognized a liability to Sweden’s national fund for nuclear waste in the amount of €360 million and U.S. regulatory asset in the amount of €14 million. We recognized a net after-tax loss of €448 million (pretax loss: €734 million) in the 2003 financial year upon initial adoption of this statement.

An accretion expense pertaining to continued provisions of €125 million for the current period is included in financial earnings (prior year: €115 million).

Contingent Liabilities Arising from Guarantees

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.

At March 31, 2004, E.ON’s direct financial guarantees principally comprise nuclear-energy-related items that are described in detail in our 2003 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €531 million (year end 2003: €525 million). €355 million (year end 2003: €310 million) of this amount involves guarantees issued on behalf of related parties.

Indirect guarantees include obligations in connection with cross-border leasing transactions and to provide financial support to primarily related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €625 million (year end 2003: €663 million). €377 million (year end 2003: €353 million) of this amount involves guarantees issued on behalf of related parties. As of March 31, 2004, we have recorded provisions of €116 million (year end 2003: €95 million) with respect to financial guarantees.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the E.ON Group include indemnification agreements and other guarantees with terms up to 2050 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted future payments total €4,867 million (year end 2003: €35,693 million). These typically relate to customary representations and warranties, potential environmental liabilities, and taxes. In some cases, the buyer is either required to share costs or to cover a certain amount of costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of March 31, 2004, we have recorded provisions of €96 million (year end 2003: €103 million) with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts.

Other Guarantees

Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments at March 31, 2004: €36 million; year end 2003: €36 million) with an effective period through 2020 and warranties and market-value guarantees (maximum potential undiscounted future payments: €71 million). Other guarantees also include product warranties (€28 million included in provisions as of March 31, 2004). The change compared with the provisions of €30 million as of December 31, 2003, reflects the utilization and reversal of provisions in the amount of €2 million in the first quarter of 2004.

Interim Report I/2004

Business Segments

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s businesses are energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center:

Central Europe operates our integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is engaged principally in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of E.ON AG, equity interests managed directly by E.ON AG, and consolidation effects at the Group level.

Adjusted EBIT is the key figure at E.ON in terms of management control, and serves as an indicator of a business’s long-term earnings power. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are

Interim Report I/2004

treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Page 5 of this report contains a detailed reconciliation of adjusted EBIT to consolidated net income.

Due to the adjustments accounted for under nonoperating earnings, the financial information by business segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements.

Interest Income (Net)

		January 1 — March 31
		2004	2003
		€ in millions
Net interest expense		-218	-197
—	Net interest expense relating to liabilities of associated companies and companies in which share investments are held	—	-5
—	Accretion expense related to the adoption of SFAS 143	-125	-115
+	Income from long-term loans	7	9
Interest income shown in Consolidated Statements of Income		-336	-308
Nonoperating interest income (net)(1)		29	3
Interest portion of long-term provisions		-90	-130
Adjusted interest income (net)		-397	-435

(1)	This figure is the sum of nonoperating interest expense and nonoperating interest income. In the first three months of 2004 and 2003, nonoperating interest income (net) reflected, among other factors, tax-related interest expenses.

Financial Information by Business Segment

	January 1 — March 31
	Central Europe		Pan-European Gas		U.K.		Nordic
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
External sales	5,805	5,339	4,425	3,209	2,582	2,537	1,018	801
Intersegment sales	62	90	145	121	3	—	14	12

Total sales	5,867	5,429	4,570	3,330	2,585	2,537	1,032	813

Adjusted EBITDA	1,440	1,365	510	435	407	297	381	239
Depreciation and amortization(3)	-261	-283	-94	-103	-137	-101	-102	-86

Adjusted EBIT	1,179	1,082	416	332	270	196	279	153
thereof earnings from companies accounted for using the equity method(3)	49	43	104	103	16	11	4	3
Cash provided by operating activities	143	705	833	853	57	-100	247	29
Investments	277	282	39	135	100	53	367	238
Intangible and fixed assets	197	186	26	50	122	49	63	68
Financial assets	80	96	13	85	-22	4	304	170

	January 1 — March 31
	U.S. Midwest		Corporate Center		Core Energy Business		Other Activities(1)		E.ON Group
	2004	2003(2)	2004	2003	2004	2003(2)	2004	2003	2004	2003(2)
	€ in millions
External sales	520	557	50	33	14,400	12,476	222	1,237	14,622	13,713
Intersegment sales	—	—	-226	-225	-2	-2	2	2	—	—

Total sales	520	557	-176	-192	14,398	12,474	224	1,239	14,622	13,713

Adjusted EBITDA	139	115	-3	-93	2,874	2,358	150	300	3,024	2,658
Depreciation and amortization(3)	-46	-52	-5	-4	-645	-629	-34	-98	-679	-727

Adjusted EBIT	93	63	-8	-97	2,229	1,729	116	202	2,345	1,931
thereof earnings from companies accounted for using the equity method(3)	5	6	—	-4	178	162	39	36	217	198
Cash provided by operating activities	-2	-12	-213	-395	1,065	1,080	25	-29	1,090	1,051
Investments	54	98	880	4,218	1,717	5,024	3	121	1,720	5,145
Intangible and fixed assets	54	98	-2	-67	460	384	3	72	463	456
Financial assets	—	—	882	4,285	1,257	4,640	—	49	1,257	4,689

(1)	Other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. Degussa contributed €39 million to adjusted EBIT in the first quarter of 2004, compared with €107 million for the same period last year.

(2)	Adjusted for discontinued operations.

(3)	In 2004, writedowns impacting adjusted EBIT and earnings from companies accounted for using the equity method deviate from the corresponding figures calculated pursuant to U.S. GAAP. The main factor is an impairment charge taken by the U.K. market unit on its interest in a power generating facility. This charge is recorded under other nonoperating earnings.

Financial Calendar

August 12, 2004	Interim Report: January — June 2004
November 11, 2004	Interim Report: January — September 2004
March 10, 2005	Release of 2004 Annual Report
March 10, 2005	Annual Press Conference, Annual Analysts Conference
April 27, 2005	Annual Shareholders Meeting
May 12, 2005	Interim Report: January — March 2005

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-367
F +49 (0) 211-4579-532

info@eon.com
www.eon.com

Only the German-language original of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2003 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: May 14, 2004	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting